Mail Stop 4561

August 17, 2007

William P. Lyons
Chairman and Chief Executive Officer
AXS-One Inc.
301 Route 17 North
Rutherford, NJ 07070

> **Re: AXS-One Inc.**
> **Registration Statement on Form S-3**
> **Filed July 13, 2007**
> **File No. 333-144559**

Dear Mr. Lyons:

We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Cover

1.   Note (5) to the fee table as well as first paragraph at page 12 of the prospectus refers to adjustments in the number of shares covered by the registration statement that encompass "other capital adjustments." We note the disparity between this language and the text of Rule 416, which is limited to "similar transactions." Please revise to conform to the text of Rule 416, or tell us the basis of your use of the phrase "capital adjustments." Also, explain in your response

letter the meaning and scope of the term "capital adjustments" as that term is employed by you.

Selling Stockholders, page 12

2. We note your disclosure that none of the selling stockholders nor any of their affiliates, officers or principal equity holders has held a position or office or has had a material relationship with you in the past three years. However, the transactions whereby the convertible promissory notes and warrants relating to shares to be resold were issued are material transactions that should be described in materially complete terms pursuant to Item 507 of Regulation S-K. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the value of the notes and warrants received by them. Your disclosure should include a materially complete description of the purchase, investor rights, security, and subordination agreements, as well as disclosure on the material terms of the notes and warrants issued in the May 2007 unregistered offering.

3. The fifth column of your selling stockholder table assumes that Blueline Capital Partners, LP will continue to own the shares being offered by Blueline Capital Partners II, LP after this offering, and vice versa. However, this assumption appears to overstate the collective ownership of these commonly controlled entities after this offering. It appears that you should assume all shares being offered will be sold.

4. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

5. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement

agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to AXS-One from the sale of the convertible notes and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes.

In the Form 8-K dated June 1, 2007, you state that the transaction costs of the security issuance were $100,000, however, this presentation of the costs of the offering appears to understate the actual costs associated with the transaction which would appear to include the below market discount provided to the warrant holders, consisting of the difference between the warrant exercise price of $.01 per share and the common stock price at the time of the sale of the notes. Please ensure that your filing candidly addresses the costs of the securities issuances and the benefits that will be realized by the selling stockholders.

7.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

  - the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

  - the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

    - if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

    - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

  - the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

- the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the

> underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

9. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to AXS-One in the convertible note transaction;

- all payments that have been made or that may be required to be made by AXS-One that are disclosed in response to comment five above;

- the resulting net proceeds to AXS-One; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of AXS-One that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comment six and comment seven above.

  Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments (as disclosed in response to comment five above) and the total possible discount to the market price of the shares underlying the convertible notes (as disclosed in response to comment six above) divided by the net proceeds to AXS-One from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the terms of the convertible notes.

10.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between AXS-One (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

11.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

- the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

- the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

- the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

- the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

  In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

12. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether AXS-One has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company's common stock and, if any of the selling stockholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling stockholder entered into that short position; and

  - the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Where You Can Find More Information, page 17

13.   Please update this section to incorporate by reference the current report on Form
        8-K filed July 23, 2007 and your most recent Form 10-Q.

Part II

Undertaking, page II-3

14.   Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of
        Regulation S-K, as applicable.

                        *   *   *   *   *

        As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all the facts relating to a company's disclosure, they are responsible for the
accuracy and adequately of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (203) 363-7676
        Michael Grundei, Esq.
        Wiggins and Dana LLP
        Telephone: (203) 363-7600